UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 30, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release: **DEALING IN SECURITIES BY THE CHIEF EXECUTIVE OFFICER DESIGNATE OF ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

DEALING IN SECURITIES BY THE CHIEF EXECUTIVE OFFICER DESIGNATE OF ANGLOGOLD ASHANTI LIMITED

On 6 July 2021, AngloGold Ashanti announced the appointment of Alberto Calderon as Chief Executive Officer (CEO) with effect from 1 September 2021. AngloGold Ashanti gives voluntary notice that the CEO Designate has dealt in securities of the Company.

Details of the transaction is provided below:

Name of CEO designate	Alberto Calderon
Name of company	AngloGold Ashanti Limited
Date of transaction	23 August 2021
Nature of transaction	On-market purchase of shares
Class of security	CHESS Depositary Interests*
Number of shares purchased	1,448
Price per share	AUD4.7465
Value of transaction (excluding fees)	AUD6,872.93
Date of transaction	25 August 2021
Nature of transaction	On-market purchase of shares
Class of security	American Depository Receipts**
Number of shares purchased	1,100
Price per share	US$16.0035
Value of transaction (excluding fees)	US$17,606.85
Date of transaction	26 August 2021
Nature of transaction	On-market purchase of shares
Class of security	American Depository Receipts**
Number of shares purchased	1,100
Price per share	US$16.1803
Value of transaction (excluding fees)	US$17,798.33
Date of transaction	27 August 2021
Nature of transaction	On-market purchase of shares
Class of security	American Depository Receipts**
Number of shares purchased	1,100
Price per share	US$16.6517
Value of transaction (excluding fees)	US$18,316.87

Nature and extent of interest	Direct, Beneficial

*5 CDIs are equal to one AngloGold Ashanti Ordinary Share

**1 American Depositary Receipt is equivalent to 1 AngloGold Ashanti ordinary share

ENDS

30 August 2021
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

<u>**CONTACTS**</u>

<u>**Media**</u>
Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com
Julie Bain   +27 663 640 038
General inquiries   media@anglogoldashanti.com

<u>**Investors**</u>
Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com
Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 30, 2021

By:	/s/ MML MOKOKA
Name:	MML Mokoka
Title:	Company Secretary